Exhibit 99.1

Press Release

SOURCE: DATATRAK International, Inc.

DATATRAK International Closes on Private Placement

Additional capital allows for continued leadership in the EDC through investments from new and current shareholders

CLEVELAND, Jan. 7 /PRNewswire/ — DATATRAK International, Inc. (Nasdaq: DATA) the leading and most experienced Application Service Provider (ASP) for the Electronic Data Capture (EDC) industry today announced that it has received $4.3 million in connection with the private placement of approximately 1.9 million of its common shares at a purchase price of $2.25 per share. Purchasers of the newly issued common shares were primarily institutions, including existing outside shareholders as well as new investors. The terms of this financing also include the issuance of warrants to purchase 190,000 common shares at a price of $2.25 per share to Stonegate Securities, Inc. of Dallas, Texas, the Company's financial advisor for this transaction.

"We are pleased to be able to close this round of financing with participation from current shareholders and new investors that share our vision of DATATRAK's potential as a leader in the rapidly expanding EDC marketplace," stated Dr. Jeffrey A. Green, President and Chief Executive Officer of DATATRAK International, Inc. "It is important to consider that most of the participants have additional capacities to invest in future private placements or secondary offerings should that become advisable as the Company continues to grow and pursue its strategic objective of using our outstanding EDC product suite as a foundation for a broader clinical information platform for clinical trials. In a challenging fund-raising environment, we were successful in accomplishing the two goals established in September, which were to: 1) obtain the capital necessary to expand our marketing and sales efforts worldwide, continue investing in software development, and maintain our leading technology edge which is creating unparalleled customer satisfaction; and 2) to educate the institutional investors on what a competitive company needs to be in the EDC market. The quality of the shareholders who have invested in DATATRAK International is a testimony to their confidence in our ability to maintain and grow our leading position as a global provider of EDC products and services. These sources of capital, together with our growing backlog, will support our efforts to build an integrated platform for clinical trials to be accomplished through a combination of developmental innovation, integration, and acquisition."

About DATATRAK:

DATATRAK International, Inc. is a global Application Service Provider ("ASP") of electronic data capture ("EDC") services to the pharmaceutical, biotechnology and medical device industries. DATATRAK EDC™, a suite of software products, delivers clinical research data from investigative sites to clinical trial sponsors faster and more efficiently than traditional manual methods. DATATRAK EDC™ can be deployed globally via a distributed platform using laptop computers, in a centralized environment with resident hardware, or in a wireless mode, all utilizing the Internet. DATATRAK EDC™ software and its previous versions have successfully supported over 65 international clinical studies involving thousands of clinical research sites and tens of thousands of patients in 34 countries. This product suite has been utilized in the clinical development of 13 separate drugs that have received regulatory approval from either the United States Food and Drug Administration or counterpart regulatory bodies in Europe.

The Company has offices located in Cleveland, Ohio and Bonn, Germany. Its common stock is listed on the Nasdaq Stock Market under the symbol "DATA".

Visit the DATATRAK International, Inc. web site at www.datatraknet.com or www.datatraknet.de.

Except for the historical information contained in this press release, the statements made in this release are forward-looking statements. Factors that may cause actual results to differ materially from those in the forward-looking statements include the ability of the Company to absorb corporate overhead and other fixed costs in order to successfully market the DATATRAK EDC™ software; the development and fluctuations in the market for EDC technology; continued unreliability of the Internet infrastructure; the degree of the Company's success in obtaining new contracts; the timing of payments from customers and the timing of clinical trial sponsor decisions to conduct new clinical trials or cancel or delay ongoing trials; dependence on key personnel; governmental regulation; the early stage of the Company's EDC business and operations; and general economic conditions. In addition, the Company's success depends on the outcome of various strategic initiatives it has undertaken, all of which are based on assumptions made by the Company concerning trends in the clinical research market and the health care industry .


CONTACT:

Jeffrey A. Green, Pharm.D., FCP	Terry C. Black
President and Chief Executive Officer	Chief Financial Officer
DATATRAK International, Inc.	DATATRAK International, Inc.
216/921-6505 x112	216/921-6505 x110


Or

RJ Falkner & Company, Inc., Investor Relations Counsel, 800-377-9893, or
info@rjfalkner.com